

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2024

Greg Lehmkuhl
Chief Executive Officer
Lineage, Inc.
46500 Humboldt Drive
Novi, MI 48377

> **Re: Lineage, Inc.**
> **Amendment No. 5 to**
> **Draft Registration Statement on Form S-11**
> **Submitted on May 6, 2024**
> **CIK No. 0001868159**

Dear Greg Lehmkuhl:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 24, 2024 letter.

Amendment No. 5 to Draft Registration Statement on Form S-1 submitted May 6, 2024

Use of Proceeds, page 106

1. We note your disclosure in this section that certain of the underwriters and/or their respective affiliates are lenders under the Delayed Draw Term Loan and will receive their pro rata portion of the approximately $2.4 billion of the net proceeds from this offering used to repay amounts outstanding under such facilities. We also note disclosure that certain of the underwriters and/or their respective affiliates are lenders under the Revolving Credit Facility, and that you may use proceeds to reduce the outstanding balance thereunder. Please revise this disclosure to clarify which underwriters and/or their affiliates will receive a portion of the net proceeds. Additionally, please tell us whether

you are required to have a qualified independent underwriter in accordance with FINRA Rule 5121. In this regard, we note disclosure in the Underwriting section that more than 5% of the net proceeds of the offering are intended to be used to repay amounts owed to these underwriters and their affiliates.

Please contact Ameen Hamady at 202-551-3891 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lewis Kneib, Esq.